Charles R. Berry T (480) 684-1302 F (480) 684-1188 Email:cberry@clarkhill.com	Clark Hill 14850 N. Scottsdale Road, Suite 500 Scottsdale, AZ 85254 T (480) 684-1100 F (480) 684-1199

May 12, 2022

VIA ELECTRONIC FILING

Ruairi Regan Pam Howell Division of Corporation Finance Office of Real Estate & Construction Securities & Exchange Commission Washington, D.C. 20549

Re:	Birgo Reiturn Fund Manager LLC (the “Company”)

File Number:                024-11783

Amendment No. 1 to Form 1-A filed April 4, 2022

Dear Mr. Regan and Ms. Howell:

This letter responds to yours dated April 29, 2022 (the “Letter”) where the staff of the Securities & Exchange Commission (the “Staff”) set forth comments to the Company’s filing of Amendment No. 1 to its Form 1-A filed April 4, 2022. Your comments are set forth in italicized bold type below, followed by the Company’s response, indicating changes made in Amendment No. 2 to Form 1-A being filed on this date.

General

1.

We note your disclosure that you may offer Units at a price that you believe reflects the NAV per Unit more appropriately than the prior quarter’s NAV per Unit in cases where you believe there has been a material change (positive or negative) to your NAV per Unit since the end of the prior quarter. Please clarify how you will communicate such material changes from NAV to investors in this offering and clarify who will make such determinations.

The Company will only use a different NAV per Unit in cases where the Company believes that there has been a material decrease in NAV since the end of the prior quarter due to force majeure events. In the event the Company’s NAV is so adjusted, the reason for any such adjustment will be conspicuously displayed at the Reiturn Fund Platform described in the Offering Circular. See the language on the cover page of the Offering Circular.

Mr. Regan

Ms. Howell

May 12, 2022

Plan of Operation

Acquisitions, page 53

2.

We note your disclosure that as of the date of this offering, you are either in exclusive negotiations for or are under contract to purchase $49.9 million of multifamily properties representing 662 units across five different assets in Buffalo, Pittsburgh, and Cincinnati. Please address the following:

•	Please clarify for us and in your filing if any of these properties are probable or not probable of acquisition. Within your response, please provide a detailed analysis regarding your conclusion.

•

To the extent any of these properties are probable of acquisition and have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

The Company will not be acquiring the above described properties and all references thereto have been removed from the Offering Circular, specifically the references were removed on Page 53 of the Offering Circular.

Plan of Distribution, page 88

3.

We note your disclosure that the Company will undertake Closings at least once a month on the first day of each month once the minimum offering amount is sold and, as a result, investors may receive Units on varying dates. Additionally, it appears that you may terminate the offering at any time and for any reason and that you reserve the right to reject any investor’s subscription in whole or in part for any reason. It is unclear how much time you may take to approve a subscription. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

The Company will accept or reject a subscription within five business days following submission to the Company. See Page 90 of the Offering Circular.

Mr. Regan

Ms. Howell

May 12, 2022

Audited Financial Statement, page F-1

4.

We note that you were formed on November 2, 2021 and intend to have a December 31st fiscal year end. Please tell how you determined it was unnecessary to include an audited balance sheet as of December 31, 2021. Refer to Part F/S of Form 1-A for financial statements requirements.

The Company was formed on November 2, 2021, but was an unfunded shell with no assets until mid-January 2022. Therefore, no tax filings were made, or will be made, relative to the calendar year 2022. There was no balance sheet to audit for the year 2021.

The Company believes that this letter responds as fully as practicable to comments received from the Staff, and asks that the Form 1-A be approved as soon as practicable. If you have additional comments, please respond directly to the writer at (480) 684-8142.

Very truly yours,

Clark Hill

Charles R. Berry

CRB:kl

cc:	Andrew Reichert

Dan Croce